April 7, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D. 20529

Mail Stop 4561

Attention: Craig D. Wilson, Sr. Asst. Chief Accountant

Re:	Mitek Systems, Inc.

Form 10-K for the fiscal year ended September 30, 2015

Filed December 7, 2015

Form 10-Q for the quarterly period ended December 31, 2015

File February 5, 2016

File No. 001-35231

Dear Mr. Wilson:

Mitek Systems, Inc., a Delaware corporation (the “Company”), respectfully provides the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated March 28, 2016 (the “Comment Letter”) relating to the above-referenced report of the Company.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 22

1.	We note that your overview, which is substantially identical to the business overview as well as the MD&A overview in your Form 10-Q filed February 5, 2016, focuses on industry trends and product offering descriptions. The MD&A overview should not merely duplicate disclosure in the business section and generally should not remain static from one period to the next. Rather, the overview should provide an executive-level discussion of the most significant matters with which management is concerned in evaluating your financial condition and operating results. It should also discuss material opportunities, challenges and risks and how management is responding to those concerns during the relevant period. In this regard, we note your discussion in your 2016 first quarter earnings call, for example, that you expect your Mobile Verify and Mobile Fill solutions to exponentially expand your addressable market, drive higher average selling prices, and increase revenue. Please confirm that you will provide conforming disclosure in future filings. Refer also to your responses to staff comments 3 and 4 in your letter dated February 16, 2011.

Response: The Company confirms that it will provide conforming disclosure in future filings, and acknowledges its responses to staff comments 3 and 4 in our letter to the Commission dated February 16, 2011. The Company has recently added additional resources, including the appointment of general counsel, with experience and expertise and will provide conforming disclosures in future filings.

Definitive Proxy Statement on Schedule 14A filed January 27, 2016

Information Regarding our Executive Officers

Summary Compensation Table, page 29

2.	We note that you provided disclosure for your principal executive officer, your principal financial officer and only one other named executive officer. As you know, Item 402(a)(3)(iii) of Regulation S-K requires that you provide disclosure for your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that no other individual is a named “executive officer” as defined in Exchange Act Rule 3b-7. In this regard, the executive profiles page of your website suggests that you may have additional executive officers.

Response: The Company respectfully advises the Staff that in connection with its preparation and filing of its proxy statement for the 2016 annual meeting of stockholders, the Company reviewed the definition of “executive officer” as set forth in Exchange Act Rule 3b-7 and determined that, other than its President and Chief Executive Officer, Chief Financial Officer, and Chief Revenue Officer, it did not have any other executive officers during the 2015 fiscal year. During 2014, several of the Company’s executive officers left the Company, and their respective duties and responsibilities were assumed by the Company’s President and Chief Executive Officer, Chief Financial Officer, and Chief Revenue Officer. In early 2016, the Company hired additional employees to its executive team and promoted certain individuals to executive roles. Therefore, based on the Company’s current management team, the Company anticipates listing additional named executive officers in its future filings, in accordance with Item 402(a)(3)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 38

3.	In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of your related party transactions.

Response: The Company confirms that it will, in its future filings, provide the disclosure required by Item 404(b) of Regulation S-K with respect to our policies and procedures for the review, approval, or ratification of our related party transactions.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 309-1723, or the Company’s General Counsel, Jason Gray, at (858) 309-1782, with any questions or further comments you may have regarding the responses above.

Sincerely, Mitek Systems, Inc.

/s/ James B. DeBello

James B. DeBello

Chief Executive Officer and Chairman